SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

New well drilled in Tupi confirms production potential and extension of the deposit

Rio de Janeiro, October 22st, 2010 – Petróleo Brasileiro S.A. – Petrobras announces that the drilling of the ninth well in the Tupi area, in the pre-salt of Santos Basin, completed recently, confirms the potential of recoverable light oil and natural gas in that deposit, estimated to be between 5 to 8 billion barrels of oil equivalent. This well confirms that the oil accumulation not only extends to the extreme south of the Tupi Evaluation Plan area, but, also that the thickness of the reservoir containing oil measures approximately 128 meters, which reduces the uncertainties of the volume of hydrocarbons in the area.

The result of the drilling of this new well, 3-BRSA-854-RJS (3-RJS-678), was extremely significant, once it defined the level of the oil-water contact in the prospect, which represented the larger oil thickness of the rock among all the assumptions contemplated. In addition to the huge recoverable volume estimated, the oil at Tupi has a density of 28º API. The declaration of commerciality of the field is expected to take place in December 2010 and two additional wells is expected to be drilled until there.

The well 3-RJS-678, informally known as Tupi SW, was drilled at a water depth of 2,152 meters. It is located approximately 290 kilometers off the coast of the state of Rio de Janeiro and 11 kilometers to the southeast of well 3-RJS-646 (3-BRSA-496), where Petrobras performs the first Extended Well Test to obtain technical data of the deposits of the Pre-Salt area.

The productivity of the pre-salt reservoirs in the Tupi SW well will be assessed by formation tests scheduled to take place in the upcoming months. Once the expected productivities have been confirmed, the BMS-11 consortium, will analyze the installation in the south area of Tupi, of one of the first FPSOs (floating, production, storage and offloading) which are being designed to operate in the pre-salt of Santos Basin.

The consortium that is developing the production in block BMS-11, where the oil accumulation of Tupi is located, is formed by Petrobras, which is the operator with 65% of the exploration rights, BG Group (with 25%) and Galp Energia (with 10%) and will give continuity to the activities and investments scheduled by the Evaluation Plan of the area approved by the National Oil Agency (ANP).

www.petrobras.com.br/ri
Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

www.petrobras.com.br/ri
Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.